Exhibit 99.1

Stock Symbol:	AEM (NYSE and TSX)

For further information:	Investor Relations
(416) 947-1212

AGNICO EAGLE ANNOUNCES FINANCING AND
AN EARN-IN AGREEMENT WITH FIREFOX GOLD CORP.

Toronto (December 20, 2023) – Agnico Eagle Mines Limited (NYSE: AEM, TSX: AEM) (“Agnico Eagle”) announced today that it has acquired 19,010,000 units (“Units”) of FireFox Gold Corp. (TSX-V: FFOX) (“FireFox”) in a non-brokered private placement at a price of $0.075 per Unit for total consideration of approximately $1,425,750. Each Unit was comprised of one common share of FireFox (a “Common Share”) and one common share purchase warrant of FireFox (a “Warrant”). Each Warrant entitles the holder to acquire one Common Share at a price of $0.10 at any time prior to December 20, 2028, subject to acceleration of the expiry date upon the occurrence of certain events.

Prior to the private placement, Agnico Eagle did not own any Common Shares. Following the private placement, Agnico Eagle owns 19,010,000 Common Shares and 19,010,000 Warrants, representing approximately 10.9% of the issued and outstanding Common Shares on a non-diluted basis and 19.6% of the issued and outstanding Common Shares on a partially-diluted basis.

Agnico Eagle and FireFox entered into an investor rights agreement in connection with the private placement pursuant to which Agnico Eagle was granted certain rights, provided Agnico Eagle maintains certain ownership thresholds in FireFox, including: (i) the right to participate in equity financings and top-up its holdings in relation to dilutive issuances in order to maintain its pro rata ownership interest in FireFox at the time of such financing or acquire up to a 19.99% ownership interest, on a partially diluted basis, in FireFox; and (ii) the right (which Agnico Eagle has no present intention of exercising) to nominate one person (and in the case of an increase in the size of the board of directors of FireFox to 10 or more directors, two persons) to the board of directors of FireFox.

Agnico Eagle acquired the Common Shares and the Warrants for investment purposes. Depending on market conditions and other factors, Agnico Eagle may, from time to time, acquire additional Common Shares, common share purchase warrants or other securities of FireFox or dispose of some or all of the Common Shares, common share purchase warrants or other securities of FireFox that it owns at such time.

On December 20, 2023, Agnico Eagle Finland Oy (“Agnico Finland”), a wholly-owned subsidiary of Agnico Eagle, FireFox Gold Oy (“FireFox Oy”), a wholly-owned subsidiary of Firefox, and FireFox, entered into an earn-in agreement pursuant to which FireFox Oy granted Agnico Finland the right to earn a 51% interest in the Kolho properties owned by FireFox Oy located in northern Finland (the “Kolho Property”). Upon Agnico Eagle earning a 51% interest in the Kolho Property, Agnico Finland and FireFox Oy, among others, will enter into a joint venture agreement governing the relationship of the parties in respect of the Kolho Property, pursuant to which Agnico Finland will be the operator of the project and will be granted the right to acquire an additional 24% interest in the Kolho Property.

An early warning report will be filed by Agnico Eagle in accordance with applicable securities laws. To obtain a copy of the early warning report, please contact:

Agnico Eagle Mines Limited

c/o Investor Relations

145 King Street East, Suite 400

Toronto, Ontario M5C 2Y7

Telephone: 416-947-1212

Email: investor.relations@agnicoeagle.com

Agnico Eagle’s head office is located at 145 King Street East, Suite 400, Toronto, Ontario M5C 2Y7. FireFox’s head office is located at 1021 West Hastings Street, Suite 650, Vancouver, British Columbia V6C 0C3.

About Agnico Eagle

Agnico Eagle is a senior Canadian gold mining company, producing precious metals from operations in Canada, Australia, Finland and Mexico. It has a pipeline of high-quality exploration and development projects in these countries as well as in the United States. Agnico Eagle is a partner of choice within the mining industry, recognized globally for its leading environmental, social and governance practices. Agnico Eagle was founded in 1957 and has consistently created value for its shareholders, declaring a cash dividend every year since 1983.

For further information regarding Agnico Eagle, contact Investor Relations at investor.relations@agnicoeagle.com or call (416) 947-1212.

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Forward-Looking Statements

The information in this news release has been prepared as at December 20, 2023. Certain statements in this news release, referred to herein as “forward-looking statements”, constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” under the provisions of Canadian provincial securities laws. These statements can be identified by the use of words such as “may”, “will” or similar terms.

Forward-looking statements in this news release include, without limitation, statements relating to Agnico Eagle’s acquisition or disposition of securities of FireFox in the future and any future interest that Agnico Eagle may earn or acquire in the Kolho Property, and in connection therewith, the entering into of a joint venture agreement between Agnico Eagle and FireFox.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Many factors, known and unknown, could cause actual results to be materially different from those expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made. Other than as required by law, Agnico Eagle does not intend, and does not assume any obligation, to update these forward-looking statements.

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